Exhibit 99.1

PRESS RELEASE

Immatics Appoints Arnd Christ as Chief Financial Officer

Tuebingen, Germany and Houston, Texas, September 29, 2020 – Immatics N.V. (NASDAQ: IMTX, “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell redirecting cancer immunotherapies, announced today that Arnd Christ will join its leadership team as Chief Financial Officer (CFO) as of October 1, 2020. Arnd Christ was previously the CFO of InflaRx, a NASDAQ-listed biopharmaceutical company. Immatics’ current CFO, Thomas Ulmer, is stepping down to pursue new opportunities.

Harpreet Singh, PhD, Chief Executive Officer at Immatics, commented: “We welcome Arnd who brings extensive experience and a track-record of effectively managing financial operations within the public marketplace. His strategic leadership will serve us well as we continue to meet our development objectives for our T cell receptor-based therapeutics. I would also like to sincerely thank Thomas Ulmer for all his contributions to our organization to date, in particular for the transformation of Immatics from a private to a public company. On behalf of the entire Immatics team, I wish him the very best in his future endeavors.”

Arnd Christ added: “Immatics’ clinical pipeline, based on its unique target discovery and T cell receptor platforms, has significant potential to transform the lives of cancer patients. I am excited to become a part of this dynamic organization, and to support its continued development going forward.”

Arnd Christ brings nearly two decades of experience serving as CFO of both private and public biotechnology companies. Before joining InflaRx, he was CFO of several companies including Medigene AG, Novimmune SA and Probiodrug AG. Over the course of his career, Arnd Christ completed a broad range of corporate transactions including an IPO, capital raises and licensing deals. Prior to serving as a CFO, he held the position of Financial Director in various corporations related to the former Hoechst Group in Germany and the UK. Arnd Christ holds a master’s degree in business administration from the University of Würzburg, Germany.

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Notes to Editors

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

For regular updates about Immatics, visit www.immatics.com. You can also follow us on Twitter and LinkedIn.

Forward-Looking Statements:

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in filings with the Securities and Exchange Commission (SEC). Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

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For more information, please contact:

For media enquiries	Investor Relations Contact

Gretchen Schweitzer or Jacob Verghese, PhD	John Graziano
Trophic Communications	Solebury Trout
Phone: +49 89 2388 7731	Phone: +1 646-378-2942
immatics@trophic.eu	jgraziano@soleburytrout.com

Immatics N.V.

Anja Heuer	Jordan Silverstein
Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281-810-7545
media@immatics.com	InvestorRelations@immatics.com

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